

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Noreen Griffin
Chief Executive Officer
TNI BioTech, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, Maryland 20817

> **Re:** **TNI BioTech, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed August 23, 2013**
> **File No. 000-54933**

Dear Ms. Griffin:

We have reviewed your amended registration statement and response letter dated August 23, 2013 to our comment letter dated August 13, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Our Business and Patents, page 4

1. We note your response to prior comment 3 and reissue the comment in part as your response and revised disclosure do not directly address the prior comment. Please expressly indicate whether or not the Zagon/Smith team or any other individuals in the scientific community have expressed doubts about MENK's ability to act as an immunomodulatory agent for the treatment of non-oncological indications. To the extent that you are aware of any such skepticism in the scientific community, please amend your disclosure to highlight this skepticism and include a risk factor highlighting the underlying risks that the company may face as a result of any skepticism.

Business Strategy, page 20

2. We note your response to prior comment 4. Please amend your registration statement to
    file your agreement with The Brewer Group as an exhibit. Please also confirm that you
    will include a description of your agreement with American Hospitals and Resorts
    Limited and file this agreement as an exhibit once it has been executed.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Year Ended December 31, 2012 Compared to Year Ended
Stock Issued for Services and Stock Warrant Expense, page 59

3. We acknowledge the information provided in response to prior comments 7, 12 and 13.
    Please reference for us the authoritative literature you rely upon to support your
    accounting for stock at par value when trading volume is insufficient to support the use of
    trading value.

4. Please refer to your response to comment 8. For stock issuances which were issued at a
    discount to the trading price, please disclose the terms, restrictions of the issuance, and
    the amount the discount.

Item 14. Changes and Disagreements with Accountants on Accounting and Financial
Disclosure, page 69

5. Please refer to your response to comment 10. We disagree with your assessment that
    your prior accountant was not engaged prior to February 2013. Please amend your filing
    to state whether your former accountant resigned, declined to stand for re-election or was
    dismissed, disclose the date and make all of the disclosures required by Item 304 of
    Regulation S-K. Upon amending your filing, please include, as Exhibit 16, a letter from
    your former accountants, as required by Item 304(a)(3) of Regulation S-K. Please ensure
    that your former accountants date their letter.

Form 10-Q for the six months ended June 30, 2013
3. Promissory Notes, page 11

6. You disclose that you issued restricted stock for loan origination fees. In addition, you
    state that the notes had a short maturity date and you are required to continue to issue
    stock at the maturity date and every 30 days thereafter until the notes are repaid. Please
    tell us and disclose in future filings the amount of the loan origination fees recorded for
    each transaction and the accounting treatment for those fees. If you used a fair value
    other than the trading value, please clarify and tell us why that is appropriate.

5. Stock Compensation
Founders' Shares and Shares Issued for Services, page 13

7. You state that you issued 7,233,000 shares of common stock in the six months ended June 30, 2013 for prepaid services, which included founder shares. You state that you valued these shares based upon the fair market value of the common stock at the date of the agreements. Please clarify to us and in future filings how much related to shares to founders and how much related to prepaid services. Confirm that you used the trading value and disclose the date of the agreements.

Management's Discussion and Analysis
Results of Operations - Six months ended June 30, 2013, page 21

8. Please provide proposed disclosure to be included in future filings to comply with the disclosure requirements of Rule 303(b) of Regulation S-K. For your discussion of research and development, provide a breakdown of costs by product for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director